

Washington, D.C., February 28, 2022 – Neurish Networks (Founded: 2016)
announces Crowdfunding Launch at YAParnters

Neurish Networks is a digital health company that uses their proprietary software platform to create applications that support patients, caregivers, friends, and families impacted by chronic health conditions. Neurish analyzes the data using AI and machine learning algorithms to provide pharmaceutical and other healthcare companies insights into the patient and caregiver journey. Currently, Neurish powers two prototype applications and has a growing user base of 300+ users. Neurish Networks is located at 2908 Jakes View Pt Fuquay-Variana North Carolina 27540.

The transaction is expected to raise $1,500,000.00 with a minimum target amount of $120,000.00 to break escrow and closing on or about 12/31/22 subject to customary conditions. Neurish Networks currently intends to use the net proceeds from the offering for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures.

About Neurish Networks

Neurish Networks is a Delaware registered company. Neurish Networks was cofounded and created by Phil Gattone. Phil is no stranger to chronic health conditions. At the age of four years old, Phil was diagnosed with a seizure disorder called epilepsy. Phil has experienced thousands of seizures and has had two brain surgeries, but that hasn't stopped him from achieving his goals. Phil has a degree in electrical and computer engineering with over 15 years of software development experience. He uses his experience with epilepsy as motivation to develop Neurish Networks and overcome any struggles that come up along the way. Neurish has established agreements with industry partners, AI companies, and health economic organizations to help process data and provide insights into the patient, caregiver, and family journeys when impacted by chronic health conditions. Epilepsy is used as a starting point but, in the future, Neurish plans to expand to Parkinson's Disease, Stroke, Autism, and other conditions.

About YAPartners

YAPartners is a division of Young America Capital, LLC. a FINRA registered Broker-Dealer. YAPartners is an online platform that enables companies to publicly raise capital from everyone, including accredited investors, nonaccredited investors, and international investors. YAPartners has built the technology and regulatory infrastructure to facilitate any type of distributed securities offering, including Reg A+, Reg D, and Reg CF. YAPartners and its parent company provide an end-to-end resource for companies raising capital.

Disclosure

A crowdfunding investment involves risk . You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering , including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Forward-Looking Statements

This news release contains forward-looking statements and information and is based upon managements good-faith beliefs and reflects the Company's expectations. When used in this news release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology, are intended to identify forward-looking statements and information. Such statements and information reflect the Company's current view concerning risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information Forward-looking statements are inherently subject to known and unknown risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this release.

Phil Gattone